Exhibit 3.2
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
R&R ACQUISITION I, INC.
R&R Acquisition I, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:
1.
The name of the Corporation is R&R Acquisition I, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 19, 2004 under the name R&R Biotech Acquisition I, Inc.

2.	This Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Corporation’s Certificate of Incorporation.
3.	The text of the Certificate of Incorporation is amended and restated in its entirety to read as set forth in Exhibit A attached hereto.
4.
This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, R&R Acquisition I, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Arnold Kling, a duly authorized officer of the Corporation, on March 31, 2006.

/a/ Arnold Kling

Arnold Kling
President

EXHIBIT A
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
ARTICLE I
The name of the Corporation is Global Employment Holdings, Inc.
ARTICLE II
The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“DGCL”).
ARTICLE IV
The total number of shares of capital stock that the Corporation is authorized to issue is 50,000,000, consisting of 40,000,000 shares of Common Stock, par value of $0.001 per share (the “Common Stock”), and 10,000,000 shares of Preferred Stock, par value of $0.001 per share (the “Preferred Stock”).
ARTICLE V
The designations and the powers preferences and rights and qualifications, limitations or restrictions of the shares of each class of stock are as follows:
A. Preferred Stock. The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation may be issued from time to time in one or more classes or series. The board of directors of the Corporation (the “Board”) shall have the authority, to the full extent permitted by the DGCL, to designate the Preferred Stock in one or more classes or series and to fix and determine the relative rights and preferences of such classes or series so established, including voting, dividend, redemption, liquidation preference and other rights.

B. Common Stock.
1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock shall be entitled to receive, when and as declared by the Board, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board.
2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, after any prior distributions and liquidation preferences have been paid to all classes of stock at the time outstanding having prior rights as to liquidation rights, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.
3. Voting Rights. The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (the “Bylaws”), and shall be entitled to vote upon such matters and in such manner as may be provided by law.
4. Class A Common Stock. 1,000,000 of the Corporation’s authorized shares of Common Stock are hereby designated “Class A Common Stock.” The Class A Common Stock shall have all the rights and privileges of the Common Stock. In addition, the Class A Common Stock shall have the following additional terms:
(a) Dividend. Immediately following the acquisition by the Corporation, directly or indirectly, of 90% or more of the outstanding equity securities of Global Employment Solutions, Inc., a Colorado corporation, the holders of Class A Common Stock shall be entitled to receive, when and if declared by the Board, a cash dividend of no less than $20.00 per share and no more than $30.00 per share (the “Class A Dividend”).
(b) Conversion. Upon payment by the Corporation of the Class A Dividend, by way of deposit with Corporate Stock Transfer, the Corporation’s transfer agent, each outstanding share of Class A Common Stock shall be converted into one share of Common Stock automatically without any further action by the holders of such shares or the Corporation.
5. Class B Common Stock. 2,300,000 of the Corporation’s authorized shares of Common Stock are hereby designated “Class B Common Stock.” The Class B Common Stock shall have all the rights and privileges of the Common Stock. In addition, the Class B Common Stock shall have the following additional terms:
(a) Dividend. Immediately following the acquisition by the Corporation, directly or indirectly, of 90% or more of the outstanding equity securities of Global Employment Solutions, Inc., a Colorado corporation, the holders of Class B Common Stock shall be entitled to receive, when and if declared by the Board, a cash dividend of no less than $2.00 per share and no more than $10.00 per share (the “Class B Dividend”).

(b) Conversion. Upon payment by the Corporation of the Class B Dividend, by way of deposit with Corporate Stock Transfer, the Corporation’s transfer agent, each outstanding share of Class B Common Stock shall be converted into one share of Common Stock automatically without any further action by the holders of such shares or the Corporation.
ARTICLE VI
The Corporation expressly elects not to be governed by Section 203 of the DGCL.
ARTICLE VII
No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article VII shall not adversely affect any right or protection of a director or former director existing under this Article VII with respect to any act or omission occurring prior to such repeal or modification.
ARTICLE VIII
1. Indemnification.
(a) Indemnification. Subject to the further provisions of this Amended and Restated Certificate of Incorporation, the Corporation hereby agrees to and shall indemnify each person who is a director or an officer (an “Indemnitee”) and hold him or her harmless from and against any and all Expenses (as defined below) and Liabilities (as defined below) incurred by Indemnitee or on Indemnitee’s behalf, to the fullest extent permitted by applicable law in effect on the date hereof, and to such greater extent as applicable law may thereafter permit or authorize. For purposes of this Section 1(a) of this Article VIII, “Expenses” shall mean all direct and indirect costs (including, without limitation, attorneys’ fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or out-of-pocket expenses) actually, reasonably and customarily incurred in connection with (i) any Proceeding (as defined in Section 1(c) of this Article VIII), or (ii) establishing or enforcing any right to indemnification or advancement of expenses under this Amended and Restated Certificate of Incorporation, applicable law, any other agreement or provision of the Corporation’s By-laws now or hereafter in effect or otherwise; provided, however, that “Expenses” shall not include any Liabilities. For purposes of this Section 1(a) of this Article VIII, “Liabilities” shall mean liabilities of any type whatsoever incurred by reason of (i) the fact that Indemnitee is or was a Fiduciary (as defined in Section 1(b)(iv) of this Article VIII), or (ii) any action taken (or failure to act) by him or her or on his or her behalf in his or her capacity as a Fiduciary, including, but not limited to, any judgments, fines (including any excise taxes assessed on Indemnitee with respect to an employee benefit plan), ERISA excise taxes and penalties, and penalties and amounts paid in settlement of any Proceeding (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement).

(b) Presumptions.
(i) Upon making any request for indemnification or advancement of Expenses under this Amended and Restated Certificate of Incorporation, Indemnitee shall be presumed to be entitled to such indemnification or advancement of Expenses, as the case may be, under this Amended and Restated Certificate of Incorporation and, in connection with any determination with respect to entitlement to indemnification under Section 2(c) of this Article VIII, the Corporation shall have the burdens of coming forward with evidence and of persuasion to overcome that presumption in connection with the making by any Person (as defined below) of any determination contrary to that presumption. Neither the failure of any Person to have made such determination prior to the commencement of any action pursuant to this Amended and Restated Certificate of Incorporation that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by any Person that Indemnitee has not met any applicable standard of conduct, shall be a defense to any such action by Indemnitee or create a presumption that Indemnitee has not met the applicable standard of conduct. For purposes of this Section 1(b) of this Article VIII, “Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust, estate, governmental unit or other enterprise or entity.
(ii) For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of any Enterprise (as defined below), including financial statements, or on information supplied to Indemnitee by the officers of such Enterprise in the course of their duties, or on the advice of legal counsel for such Enterprise or on information or records given or reports made to such Enterprise by an independent certified public accountant or by an appraiser or other expert selected by such Enterprise. The provisions of this Section 1(b) of this Article VIII shall not be deemed to be exclusive or to limit in any way the other circumstances in which Indemnitee may be deemed or found to have met the applicable standard of conduct set forth in this Amended and Restated Certificate of Incorporation. For purposes of this Section 1(b)(ii) of this Article VIII, “Enterprise” shall mean any Person of which Indemnitee is or was a Fiduciary.
(iii) If the Person empowered or selected under Section 2(c) of this Article VIII to determine whether Indemnitee is entitled to indemnification shall not have made a determination within 20 calendar days after receipt by the Corporation of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification, absent (A) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (B) a prohibition of such indemnification under applicable law.

(iv) The knowledge and/or actions, or failure to act, of any other Fiduciary (as defined below) shall not be imputed to Indemnitee for purposes of determining any right to indemnification under this Amended and Restated Certificate of Incorporation. For purposes of this Section 1(b)(iv) of this Article VIII, “Fiduciary” shall mean individual serving as a director, officer, trustee, general partner, managing member, fiduciary, board of directors’ committee member, employee or agent of (i) the Corporation, (ii) any resulting corporation in connection with a consolidation or merger to which the Corporation is a party, or (iii) any other Person (including an employee benefit plan) at the request of the Corporation, including any service with respect to an employee benefit plan, its participants or its beneficiaries.
(c) Effect of Certain Proceedings. The termination of any Proceeding (as defined below) by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal Proceeding, that Indemnitee had reason to believe his or her conduct was unlawful. For purposes of this Section 1(c) of this Article VIII, “Proceeding” shall mean any threatened, pending or completed investigation, civil or criminal action, third-party action, derivative action, claim, suit, arbitration, counterclaim, cross claim, alternative dispute resolution mechanism, inquiry, administrative hearing or any other proceeding whether civil, criminal, administrative, legislative or investigative, including any appeal therefrom in which Indemnitee was involved as a party or otherwise by reason of (i) the fact that Indemnitee is or was a Fiduciary, or (ii) any action taken (or failure to act) by him or her or on his or her behalf in his or her capacity as a Fiduciary.
2. Expenses; Indemnification Procedure.
(a) Advancement of Expenses. The Corporation shall advance all Expenses incurred by Indemnitee or on Indemnitee’s behalf, without regard to Indemnitee’s ultimate entitlement to indemnification under the other provisions of this Amended and Restated Certificate of Incorporation. Indemnitee hereby undertakes to repay such amounts advanced if, and only to the extent that, it shall be determined by a final judgment or other final adjudication, not subject to further appeal or review, that Indemnitee is not entitled to be indemnified by the Corporation as authorized hereby, or under applicable law or otherwise. The advances to be made hereunder shall be paid by the Corporation to Indemnitee within 20 calendar days following delivery of any written request, from time to time, by Indemnitee to the Corporation. Any overdue amount of such Expenses to be paid by the Corporation hereunder shall bear interest, compounded monthly, at a rate of 8% per annum. Advances payable hereunder shall include any and all reasonable Expenses incurred pursuing an action to enforce this right of advancement, including Expenses incurred preparing and forwarding any statements to the Corporation to support the advances claimed.
(b) Notice by Indemnitee. To obtain indemnification under this Amended and Restated Certificate of Incorporation, Indemnitee shall, as promptly as reasonably practicable under the circumstances, notify the Corporation in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or any other matter which may be subject to indemnification of Liabilities or advancement of Expenses covered by this Amended and Restated Certificate of Incorporation; provided however, that any delay or failure to so notify the Corporation shall relieve the Corporation of its obligations hereunder only to the extent, if at all, that the Corporation is actually and materially prejudiced by reason of such delay or failure. Notice to the Corporation shall be hand-delivered or mailed by certified or registered mail with postage prepaid at the principal address of the Corporation directed to the President/Chief Executive Officer of the Corporation.

(c) Determination of Entitlement to Indemnification. Upon the receipt of any notice pursuant to Section 2(b) of this Article VIII, a determination, if expressly required by applicable law, with respect to Indemnitee’s entitlement to indemnification hereunder shall be made within 20 calendar days by (i) a majority vote of the Board who are not parties to the Proceeding in respect of which indemnification is sought by Indemnitee, even though less than a quorum or (ii) by a committee of such directors designated by majority vote of such directors even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by Independent Counsel (as defined below) in a written opinion to the Board (a copy of which opinion shall be delivered to Indemnitee); provided, however, that if there has been a Change of Control (as defined below) at or prior to the time of such notice by Indemnitee, Indemnitee’s entitlement to indemnification shall be determined within the foregoing time period by Independent Counsel (as defined below) selected by Indemnitee, such determination to be set forth in a written opinion to the Board (a copy of which opinion shall be delivered to Indemnitee). The Corporation agrees to pay the reasonable fees of any Independent Counsel and to fully indemnify such Independent Counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Amended and Restated Certificate of Incorporation or its engagement pursuant hereto. If, pursuant to the foregoing, it is determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within 20 calendar days from the date of notice by Indemnitee pursuant to Section 2(b) of this Article VIII. Indemnitee shall reasonably cooperate in the making of such determination, including providing upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. For the avoidance of doubt, any costs or expenses (including attorneys’ fees and disbursements) incurred by Indemnitee in so cooperating with the Person making such determination shall be included as Expenses for the purposes of this Amended and Restated Certificate of Incorporation. Nothing in this Section 2(c) of this Article VIII shall be construed to limit or modify the presumptions in favor of Indemnitee set forth in Section 1(b) of this Article VIII. For purposes of this Section 2(c) of this Article VIII, “Change of Control” shall be deemed to have occurred in any one of the following circumstances occurring after the date hereof: (i) there shall have occurred an event required to be reported with respect to the Corporation in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item or any similar schedule or form) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regardless of whether the Corporation is then subject to such reporting requirement; (ii) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) shall have become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 15%. For purposes of this Section 2(c) of this Article VIII, “Independent Counsel” shall mean a nationally recognized law firm, or a member of a nationally recognized law firm, that is experienced in matters of corporate law and neither currently is, nor in the 5 years previous to its selection or appointment has been, retained to represent (i) the Corporation or Indemnitee in any matter material to either such party (other than with respect to matters concerning the rights of Indemnitee under this Amended and Restated Certificate of Incorporation or of other indemnities under similar indemnification agreements) or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. For the avoidance of doubt, any law firm or member of a law firm that shall have advised the Corporation with respect to the review and preparation of this Amended and Restated Certificate of Incorporation shall not be Independent Counsel for the purposes of this Amended and Restated Certificate of Incorporation.

(d) Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Corporation would have the power to indemnify such person against such liability under this Article VIII. If, at the time of the receipt by the Corporation of a notice of a claim pursuant to Section 2(b) of this Article VIII, the Corporation has liability insurance in effect which may cover such claim, the Corporation shall give prompt notice of the commencement of such claim to the insurers in accordance with the procedures set forth in the respective policies. The Corporation shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.
3. Selection of Counsel. In the event the Corporation shall be obligated hereunder to pay the expenses of any claim, the Corporation, if appropriate, shall be entitled to assume the defense of such claim with counsel reasonably approved by Indemnitee, upon the delivery to Indemnitee of written notice of its election so to do. After delivery of such notice, reasonable approval of such counsel by Indemnitee and the retention of such counsel by the Corporation, the Corporation will not be liable to Indemnitee for any fees of counsel subsequently incurred by Indemnitee with respect to the same claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee’s counsel in any such claim at Indemnitee’s expense and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Corporation, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Corporation and Indemnitee in the conduct of any such defense, or (C) the Corporation shall not continue to retain such counsel to defend such claim, then the fees and expenses of Indemnitee’s counsel shall be at the expense of the Corporation.
4. Exceptions. Any other provision of this Article VIII to the contrary notwithstanding, the Corporation shall not be obligated:
(a) Claims Initiated by Indemnitee. To indemnify or advance expenses to Indemnitee with respect to proceedings or claims initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification hereunder or under any other statute or law or otherwise as required under Section 145 of the DGCL, but such indemnification or advancement of expenses may be provided by the Corporation in specific cases if the Board finds it to be appropriate;

(b) Lack of Good Faith. To indemnify Indemnitee for any expenses incurred by Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret the provisions of this Article VIII, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous;
(c) Insured Claims. To indemnify Indemnitee for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to Indemnitee by an insurance carrier under a policy of officers’ and directors’ liability insurance maintained by the Corporation; or
(d) Claims under Section 16(b). To indemnify Indemnitee for expenses or the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute.
5. Nonexclusivity of Article VIII. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
6. Employees and Agents. Persons who are not covered by the foregoing provisions of this Article VIII and who are or were employees or agents of the Corporation, or who are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board.
7. Contract Rights. The provisions of this Article VIII shall be deemed to be a contract right between the Corporation and each director or officer who serves in any such capacity at any time while this Article VIII and the relevant provisions of the DGCL or other applicable law are in effect, and any repeal or modification of this Article VIII or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.
8. Merger or Consolidation. For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE IX
The Corporation reserves the right to amend or repeal any provisions contained in this Amended and Restated Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.
ARTICLE X
The Board shall have the power to adopt, amend or repeal the Corporation’s Bylaws, except as may be otherwise be provided in the Bylaws.

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